UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-23190

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Sonic Solutions
Full Name of Registrant

Former Name if Applicable

101 Rowland Way, Suite 110
Address of Principal Executive Office (Street and Number)

Novato, CA 94945
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR or Form S-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sonic Solutions (“Sonic”, the “Company” or “we” or “us”) is currently finalizing its financial statements and related disclosure for inclusion in its Annual Report on Form 10-K (the “Form 10-K”) for the year ended March 31, 2008. Sonic was delayed in completing the financial statements and related disclosure to be included in the Form 10-K due to its the recent focus on completion and filing of its outstanding SEC filings, the completion and filing of which had been delayed pending the completion of the recently completed internal review of Sonic’s option issuance and administration practices. As a result, we were not able to complete and file our Form 10-K by the prescribed filing date without unreasonable effort and expense. Sonic has recently filed each of its outstanding SEC filings. We expect to file our Form 10-K on or before the extended deadline.

On June 10, 2008, we released a summary of our financial results for the fiscal year ended March 31, 2008 via press release (the “Fourth Quarter Results Press Release”). We do not believe that the financial results for the fiscal year ended March 31, 2008 that will be contained in our Form 10-K will be different from those presented in the Fourth Quarter Results Press Release in any material respect.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

David C. Habiger (Name)	(415) (Area Code)	893-8000 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Securities Safe Harbor

This Notification of Late Filing on Form 12b−25 contains certain “forward-looking statements” within the meaning Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements, including statements relating to the anticipated filing date of the Company’s Form 10−K, are based on management’s current reasonable expectations and are subject to certain assumptions, risks, uncertainties and changes in circumstances. Sonic's other reports on file with the Securities and Exchange Commission contain more detailed discussions of risks and uncertainties that may affect future results. The Company is not obligated to (and expressly disclaims any obligation to) revise or update any forward-looking statements in order to reflect events or circumstances, whether they arise as a result of new information, future events, or otherwise, unless otherwise required by law.

Sonic Solutions

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 16, 2008	By:	/s/ David C. Habiger
Name: David C. Habiger
Title: President and Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).